POCKET PROPERTIES **NEEDS** YOUR HELP



Greetings Everyone!

We're sending this message out because we're **incredibly close** to hitting our first WeFunder (https://shoutout.wix.com/so/85NhjhDbe/c?w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey

J1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3Blc nRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mN TkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) **funding goal** and we need your help to finish out this first capital raise.

Click the link below to help us change the real estate markets forever!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/85NhjhDbe/c?w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

Thanks again to everyone who's invested in our WeFunder (https://shoutout.wix.com/so/85NhjhDbe/c?w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) campaign. Each one of your contributions mean a lot to us!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/85NhjhDbe/c?w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey

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*SEC Compliance (https://shoutout.wix.com/so/85NhjhDbe/c?w=JW2O4v5X31PQ-WpX6rUc98h2mTpjP7plJHXBHWQfH14.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

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